Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VOR BIOPHARMA INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Vor Biopharma Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows.

1.	The name of this corporation is Vor Biopharma Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on December 30, 2015.

2.

This Certificate of Amendment of Amended and Restated Certificate of Incorporation was duly adopted by the board of directors and the stockholders of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

3.	That Part A of Article IV of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of all classes of capital stock which the Company shall have authority to issue is 810,000,000 shares, 800,000,000 shares of which shall be Common Stock (the “Common Stock”), each share having a par value of $0.0001, and 10,000,000 shares of which shall be Preferred Stock (the “Preferred Stock”), each share having a par value of $0.0001.”

* * * *

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation has been executed this 22nd day of May, 2025.

By:	/s/ Robert Ang
Name:	Robert Ang
Title:	Chief Executive Officer